

January 20, 2022

Shaofang Weng
Chief Executive Officer
Planet Image International Ltd
No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People's Republic of China

> **Re: Planet Image International Ltd**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted January 14, 2021**
> **CIK 0001868395**

Dear Mr. Weng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

Cover Page

1. We note you disclose that your Class A ordinary shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor for three consecutive years. Please revise here, and elsewhere when discussing the Holding Foreign Companies Accountable Act or Accelerating Holding Foreign Companies Accountable Act, to disclose that all trading of your securities may be prohibited, including "over-the-counter" trading, in such circumstances.

   You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Cindy Li, Esq.